SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 6-K



                          REPORT OF FOREIGN ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                      Date of Report: August 27, 2001



                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33






         Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     /x/  Form 20-F                        / /  Form 40-F


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     / /  Yes                              /x/  No


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                    Not applicable.



         This Form 6-K consists of a press release issued by Biora AB on August 27, 2001 regarding the announcement of an offshore private placement of ordinary shares.




                             Press release from Biora AB (publ), August 27 2001
 No 11/01                                                 FOR IMMEDIATE RELEASE

Biora strengthens its financial position through a private placement

At the Annual General Meeting on May 3, 2001, the Board of Directors was authorized during the period until the next Annual General Meeting, if deemed necessary and on market conditions, to increase Biora's share capital by a maximum of up to 5,500,000 ordinary shares with or without giving existing shareholders pre-emptive rights.

In accordance with this authorization, the Board of Directors on August 24, 2001 approved a new share issuance of SEK 26.5 million.

The new issue will consist of 2,550,000 ordinary shares at a subscription price of SEK 10.40 per share. The company's cash will be increased by SEK
26.5 million and the share capital by SEK 102,000. The proceeds of the offering will be used to strengthen the company's financial position.

The right to subscribe for new shares has been directed to a number of European institutional investors and major private investors, without giving existing shareholders pre-emptive rights. Following the completion of the offering, the number of outstanding ordinary shares of Biora will be 23,735,800. The new issue will increase the number of shares by 10.7%.

Subscriptions for the new shares will occur no later than August 27 2001.

Pursuant to the directed private placement, no securities will be registered in the United States. The ordinary shares will only be offered and sold to non-U.S. persons outside the United States in reliance on Regulation S under the United States Securities Act of 1933.

----------------------------------------------------------
For further information, please contact:
- Tommie Johansson, Corporate Communications and Investor Relations, Biora +46 70 32 21 365
-        Anders Agering, Chief Financial Officer, Biora +46-40-32 12 17
-        Rickard Soderberg, President and CEO of Biora, tel: +46 (0)40 32
         13 59
-        Elisabeth Lavers, Investor relations, Biora US tel: 203 977 7797

Biora develops manufactures and sells biology- based products for the treatment of dental diseases. The principal product, Emdogain, which is approved for sale in Europe, North America and Japan naturally regenerates the supporting structure that the tooth has lost due to periodontal disease. Biora's American Depository Shares are listed on the Nasdaq National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                     BIORA AB


        Dated: August 27, 2001              By:    /s/  Anders Agering
                                                   ----------------------------
                                                   Anders Agering
                                                   Chief Financial Officer